Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$47,278,020.00	100.00%	$47,278,020.00	$5,418.06(1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $177,097.44 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-164694, of which this pricing supplement is a part. After giving effect to the $5,418.06 registration fee for this offering, $171,679.38 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

TERMS SUPPLEMENT NO. 92 dated September 29, 2011

To Product Supplement no. 6 dated April 27, 2011 and

Prospectus Supplement and Prospectus dated February 4, 2010

Relating to the Eksportfinans ASA U.S. Medium-Term Note Program

Filed pursuant to Rule 424(b)(2) Registration Statement No. 333-164694

The Notes will have the terms specified in this terms supplement as supplemented by the accompanying product supplement no. 6 and the prospectus supplement and prospectus (together, the Note Prospectus). Investing in the Notes involves a number of risks. There are important differences between the Notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this terms supplement and “Risk Factors” beginning on page PS-3 of product supplement no. 6 and page S-4 of the prospectus supplement. The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S) is acting in its capacity as a principal for your account.

None of the Securities and Exchange Commission (the SEC), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$10.00	$47,278,020.00
Underwriting discount(1)	$0.20	$945,560.40
Proceeds, before expenses, to Eksportfinans	$9.80	$46,332,459.60

(1) The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively. For additional information, see “Supplemental Plan of Distribution” in product supplement no. 6.

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return due December 4, 2012

Summary

The Accelerated Return Notes Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return due December 4, 2012 (the Notes) are senior unsecured debt securities of Eksportfinans ASA (Eksportfinans). The Notes are not guaranteed or insured by the Federal Deposit Insurance Corporation (FDIC) or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans.

The Notes provide a leveraged return for investors, subject to a cap, if the level of the Dow Jones-UBS Commodity IndexSM - Excess Return (the Index) increases moderately from the Starting Value to the Ending Value. Investors must be willing to forgo interest payments on the Notes and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price.

Capitalized terms used but not defined in this terms supplement have the meanings set forth in product supplement no. 6. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “Eksportfinans ASA,” “we,” “us,” “our,” or similar references are to Eksportfinans ASA.

Terms of the Notes		Redemption Amount Determination
Issuer:	Eksportfinans ASA	On the maturity date, you will receive a cash payment per unit (the Redemption Amount) calculated as follows:
Original Offering Price:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The Dow Jones-UBS Commodity IndexSM - Excess Return (Bloomberg symbol: DJUBS)
Starting Value:	143.9562
Ending Value:	The closing level of the Market Measure on the scheduled Calculation Day. If it is determined that the scheduled Calculation Day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled Calculation Day, the Ending Value will be determined as more fully described on page PS-15 of product supplement no. 6.
Participation Rate:	300%
Capped Value:	$11.71, which represents a return of 17.10% over the Original Offering Price.
Calculation Day:	November 27, 2012
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S).
Fees Charged:	The public offering price of the Notes includes the underwriting discount as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-7.

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return due December 4, 2012

Hypothetical Payout Profile

The below graph is based on hypothetical numbers and values.

Accelerated Return Notes®

This graph reflects the returns on the Notes at maturity, based on the Participation Rate of 300% and the Capped Value of $11.71 (i.e., a 17.10% return). The green line reflects the returns on the Notes, while the dotted gray line reflects the returns of a direct investment in the commodities or futures contracts included in, or tracked by, the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Redemption Amounts

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show a hypothetical return on the Notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value and the term of your investment.

The following table illustrates, for a hypothetical Starting Value of 100 and a range of Ending Values:

▪          the percentage change from the Starting Value to the Ending Value;

▪          the Redemption Amount per unit of the Notes; and

▪          the total rate of return to holders of the Notes.

The table and examples are based on the Participation Rate of 300% and the Capped Value of $11.71.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
50.00		-50.00%	$5.00		-50.00%
60.00		-40.00%	$6.00		-40.00%
70.00		-30.00%	$7.00		-30.00%
80.00		-20.00%	$8.00		-20.00%
90.00		-10.00%	$9.00		-10.00%
92.00		-8.00%	$9.20		-8.00%
94.00		-6.00%	$9.40		-6.00%
96.00		-4.00%	$9.60		-4.00%
98.00		-2.00%	$9.80		-2.00%
100.00	(1)	0.00%	$10.00		0.00%
102.00		2.00%	$10.60		6.00%
104.00		4.00%	$11.20		12.00%
106.00		6.00%	$11.71	(2)	17.10%
108.00		8.00%	$11.71		17.10%
110.00		10.00%	$11.71		17.10%
117.00		17.00%	$11.71		17.10%
120.00		20.00%	$11.71		17.10%
130.00		30.00%	$11.71		17.10%
140.00		40.00%	$11.71		17.10%
150.00		50.00%	$11.71		17.10%
(1)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent the actual Starting Value for the Index. For recent actual levels of the Index, see “The Index” section below.
(2)	The Redemption Amount cannot exceed the Capped Value of $11.71.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return due December 4, 2012

Example 1: The Ending Value is 80% of the Starting Value:

Starting Value: 100

Ending Value: 80

Redemption Amount (per unit) = $8.00

Example 2: The Ending Value is 103% of the Starting Value:

Starting Value: 100

Ending Value: 103

Redemption Amount (per unit) = $10.90

Example 3: The Ending Value is 130% of the Starting Value:

Starting Value: 100

Ending Value: 130

Redemption Amount (per unit) = $11.71 (The Redemption Amount cannot be greater than the Capped Value.)

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return due December 4, 2012

Risk Factors

There are important differences between the Notes and a conventional debt security. An investment in the Notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the Notes in the “Additional Risk Factors” section below and the “Risk Factors” sections beginning on page PS-3 of product supplement no. 6 and page S-4 of the prospectus supplement, as well as the explanation of certain risks related to Eksportfinans contained in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, which was filed with the Commission on March 31, 2011 and is incorporated by reference herein. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the Notes.

▪	Your investment may result in a loss, which could be substantial; there is no guaranteed return of principal.
▪	Your yield on the Notes, which could be negative, may be lower than the yield on other debt securities of comparable maturity.
▪	Your return on the Notes, if any, is limited to the return represented by the Capped Value.
▪	Your investment return, if any, may be less than a comparable investment directly in the Index or the components of the Index.
▪	You must rely on your own evaluation of the merits of an investment linked to the Index.
▪	In seeking to provide you with what we believe to be competitive terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the Notes described on page TS-7. The price at which you may sell the Notes in any secondary market may be lower than the public offering price due to, among other things, the inclusion of these costs.
▪	A trading market is not expected to develop for the Notes. MLPF&S is not obligated to make a market for, or to repurchase, the Notes.
▪	The Redemption Amount will not be affected by all developments relating to the Index.
▪	CME Group Index Services LLC and UBS Securities LLC may adjust the Index in a way that affects its level without considering your interests.
▪	If you attempt to sell the Notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the Original Offering Price.
▪	Payments on the Notes are subject to our credit risk, and changes to our credit ratings are expected to affect the value of the Notes.
▪	Our trading and hedging activities may create conflicts of interest with you.
▪	Trading and hedging activities by MLPF&S may affect your return on the Notes and their market value.
▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.
▪	Ownership of the Notes will not entitle you to any rights with respect to the commodities or futures contracts included in, or tracked by, the Index.
▪	The prices of the commodities or futures contracts included in, or tracked by, the Index may change unpredictably, affecting the value of the Notes in unforeseeable ways.
▪	Suspensions or disruptions of market trading in the commodities or futures contracts included in, or tracked by, the Index and related futures markets may adversely affect the value of the Notes.
▪	Trading in the Notes has not been approved by the U.S. Commodity Futures Trading Commission under the United States Commodity Exchange Act, as amended.
▪	Purchases and sales by us and our affiliates of futures or options on futures contracts related to the Index may affect your return.
▪	The U.S. federal income tax consequences of the Notes are uncertain, and may be adverse to a holder of the Notes. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page PS-21 of product supplement no. 6.

In addition to the risk factors, it is important to bear in mind that the Notes are senior debt securities of Eksportfinans and are not guaranteed or insured by the FDIC or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans.

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return due December 4, 2012

Additional Risk Factors

The Index tracks commodity futures contracts and does not track the spot prices of the Index commodities.

The Index is composed of exchange-traded futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The Notes are linked to the Index and not to the spot prices of the Index commodities and an investment in the Notes is not the same as buying and holding the Index commodities. While price movements in the futures contracts included in the Index may correlate with changes in the underlying physical commodities’ spot prices, the correlation will not be perfect and price movements in the spot market for those commodities may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot prices of the Index commodities may not result in an increase in the prices for the futures contracts included in the Index or the level of the Index. The prices for those futures contracts and the level of the Index may decrease while the spot prices of the Index commodities remain stable or increase, or do not decrease to the same extent.

Higher future prices of the Index commodities relative to their current prices may decrease the Redemption Amount and the value of the Notes.

In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” Specifically, during the specified “roll period” each month, the level of the Index is calculated as if the near-dated futures contracts are sold and the proceeds from those sales are used to purchase longer-dated futures contracts.

Differences in the prices between the contracts that are sold and the new contracts for more distant delivery that are purchased are called “roll yield.” See “The Index — General.”

If the expiring futures contract included in the Index is “rolled” into a less expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “backwardation.” In this case, the effect of the roll yield on the level of the Index will be positive because it costs less to replace the expiring futures contract. However, if the expiring futures contract included in the Index is “rolled” into a more expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “contango.” In this case, the effect of the roll yield on the level of the Index will be negative because it will cost more to replace the expiring futures contract.

There is no indication that the markets for the Index components will consistently be in backwardation or that there will be a positive roll yield that increases the level of the Index. If all other factors remain constant, the presence of contango in the market for an Index component could result in negative roll yield, which could decrease the level of the Index and the value of the Notes.

Trading and other transactions by UBS AG (“UBS”), UBS Securities, and their affiliates in the futures contracts comprising the Index and the underlying commodities may affect the level of the Index.

UBS, UBS Securities, and their affiliates actively trade futures contracts and options on futures contracts on the Index commodities. UBS, UBS Securities, and their affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of the Index commodities or are linked to the performance of the Index. Certain of UBS’s or UBS Securities’ affiliates may underwrite or issue other securities or financial instruments linked to the Index and related indices, and CME Indexes and UBS Securities and certain of their affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the Index. For instance, a market-maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase or selling activity in the underlying Index components in order to hedge the market-maker’s position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn may affect the level of the Index. With respect to any of the activities described above, none of UBS, UBS Securities, CME Indexes, Dow Jones, or their respective affiliates has any obligation to take the needs of any buyers, sellers, or holders of the Notes into consideration at any time.

Risks associated with the Index may adversely affect the market price of the Notes.

The annual composition of the Index will be calculated in reliance upon historic price, liquidity, and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. CME Indexes and UBS Securities may not discover every discrepancy and any discrepancies that require revision will not be applied retroactively. These discrepancies may adversely affect the level of the Index and the market price of the Notes.

The Notes are linked to the Dow Jones-UBS Commodities IndexSM – Excess Return and not the Dow Jones-UBS Commodities IndexSM – Total Return.

The Dow Jones-UBS Commodities IndexSM – Excess Return reflects returns that are potentially available through an unleveraged investment in the applicable Index futures. In contrast, the Dow Jones-UBS Commodities IndexSM – Total Return is a total return index which, in addition to reflecting the same returns of the Dow Jones-UBS Commodities IndexSM – Excess Return, also reflects interest that could be earned on cash collateral invested in three–month U.S. Treasury bills. Because the Notes are linked to the Dow Jones-UBS Commodities IndexSM – Excess Return and not the Dow Jones-UBS Commodities IndexSM – Total Return, the Redemption Amount will not reflect this total return feature.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return due December 4, 2012

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the level of the Index will increase moderately from the Starting Value to the Ending Value.
▪	You accept that your investment will result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.
▪	You accept that the return on the Notes will not exceed the return represented by the Capped Value.
▪	You are willing to forgo interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.
▪	You seek exposure to the Index with no expectation of the rights or benefits of owning the commodities or futures contracts included in, or tracked by, the Index.
▪	You are willing to accept that a trading market is not expected to develop for the Notes. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.
▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the Notes.

The Notes may not be an appropriate investment for you if:

▪	You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value or that the level of the Index will not increase sufficiently over the term of the Notes to provide you with your desired return.
▪	You seek 100% principal protection or preservation of capital.
▪	You seek a return on your investment that will not be capped at the return represented by the Capped Value.
▪	You seek interest payments or other current income on your investment.
▪	You seek an investment that provides you with the rights and benefits of owning the commodities or futures contracts included in, or tracked by, the Index.
▪	You seek assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.
▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the Notes.

Supplement to Plan of Distribution; Role of MLPF&S

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Notes will not be listed on any securities exchange. In the original offering of the Notes, the Notes will be sold in minimum investment amounts of 100 units.

MLPF&S is acting as principal and an underwriter and/or selling agent for this offering. Under our distribution agreement with MLPF&S, MLPF&S will purchase the Notes from us as principal at the public offering price indicated on the cover of this terms supplement, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit. This charge reflects an estimated profit earned by MLPF&S from transactions through which the Notes are structured and resulting obligations hedged. The fees charged reduce the economic terms of the Notes. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the Notes, we seek competitive terms and may enter into hedging transactions with a division of MLPF&S or one of its subsidiaries or affiliates. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors” beginning on page PS-3 of product supplement no. 6 and page S-4 of the prospectus supplement and “Use of Proceeds and Hedging” beginning on page PS-25 of product supplement no. 6.

If you place an order to purchase the Notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the Notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the Notes that was made available to investors in connection with the initial offering of the Notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return due December 4, 2012

The Index

All disclosures contained in this document regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components have been derived from publicly available sources. The information reflects the policies of CME Indexes and UBS Securities as stated in those sources, and these policies are subject to change at the discretion of CME Indexes and UBS Securities. CME Indexes and UBS Securities have no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of Dow Jones and UBS discontinuing publication of the Index are discussed in the section entitled “Description of the Notes – Discontinuance of the Market Measure.” beginning on page PS-16 of product supplement no. 6. None of the issuer, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

Dow Jones®, DJ, Dow Jones Indexes, UBS, Dow Jones-UBS Commodity IndexSM and DJUBSSM are service marks of Dow Jones Trademark Holdings, LLC (Dow Jones) and UBS AG (UBS AG), as the case may be , have been licensed to CME Indexes and have been licensed for use by the issuer for certain purposes. The Notes are not sponsored, endorsed, sold, or promoted by CME Indexes, Dow Jones & Company, Inc. (Dow Jones), UBS, UBS Securities, or any of their respective subsidiaries or affiliates, and none of these entities or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in the Notes.

Acquisition by UBS Securities and CME Indexes Joint Venture

In May 2009, UBS Securities completed its previously announced acquisition of AIG’s commodity index business, at which time UBS Securities and Dow Jones entered into a joint marketing agreement to market the Dow Jones-UBS Commodity IndexSM. Dow Jones indicated that the Dow Jones-UBS Commodity IndexSM – Excess Return will have an identical methodology as the Dow Jones-AIG Commodity IndexSM, and would take the same form and format as the Dow Jones-AIG Commodity IndexSM – Excess Return. Dow Jones subsequently assigned all of its interests in the joint marketing agreement to CME Indexes. In March 2010, CME Group Inc. and Dow Jones launched CME Indexes, a joint venture company, which is 90% owned by CME Group Inc. and 10% owned by Dow Jones. The Dow Jones-UBS Commodity IndexSM is calculated and published by Dow Jones Indexes, the marketing name for CME Indexes, in conjunction with UBS Securities.

General

The Index is a proprietary index that provides a benchmark for commodities investments. The Index was established on July 14, 1998. The 23 physical commodities that are eligible for inclusion in the Index are as follows: aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat, and zinc. The 19 commodities selected for 2011 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat, and zinc. The Index commodities currently trade on United States exchanges, with the exception of aluminum, nickel, and zinc, which trade on the London Metals Exchange (the LME). The designated futures contracts for the Index are set forth below in the section entitled “—Designated Contracts for Each Index Commodity.” The actual Index commodities included in the Index are set forth below in the section “—Annual Reweighting and Rebalancing of the Index.”

The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and longer-dated futures contracts on those physical commodities must be purchased. An investor with a rolling futures position is able to maintain an investment position in the underlying physical commodities without receiving delivery of those commodities. During the “roll period,” which occurs over five DJ-UBS Business Days (as defined below) each month, the calculation of the Index is gradually shifted from the use of the nearby dated futures contracts included in the Index to longer-dated futures contracts (at a rate of 20% per DJ-UBS Business Day during the roll period). At the end of the roll period, the longer-dated futures contracts are used to calculate the Index until the next roll period.

The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification by CME Indexes and UBS Securities at any time.

A DJ-UBS Business Day means a day on which the sum of the Commodity Index Percentages (as described below under “—Annual Reweighting and Rebalancing of the Index”) for those Index commodities that are open for trading is greater than 50%.

The Index is computed on the basis of hypothetical investments in the futures contracts for the basket of commodities included in the Index. The Index was created using the following four main principles:

Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the Index uses both liquidity data and U.S. dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

Diversification: In order to provide diversified exposure to commodities as an asset class and to avoid disproportionate weighting in any one commodity or sector, diversification rules have been established, which are applied annually. In addition, the Index is rebalanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

Continuity: The Index is intended to provide a stable benchmark, so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the Index.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return due December 4, 2012

Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows.

Designated Contracts for Each Index Commodity

A futures contract known as a Designated Contract is selected by UBS Securities as the reference contract for each Index commodity. With the exception of several LME contracts, where UBS Securities believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for an Index commodity, UBS Securities has historically selected the futures contract that is traded in North America and denominated in U.S. dollars. If more than one of those contracts exists, UBS Securities has selected the most actively traded contract. Data concerning the Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract is terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the Index commodities eligible for inclusion in the Index are traded on the Chicago Board of Trade (CBOT), the LME, the Chicago Mercantile Exchange (CME), the New York Board of Trade (NYBOT), the Commodities Exchange (the COMEX) and the New York Mercantile Exchange (the NYMEX), and are as follows:

Index Commodity	Designated Contract and Price Quote	Current Weightings of Designated Contracts(1)	Exchange	Units
Aluminum	High Grade Primary Aluminum $/metric ton	4.90%	LME	25 metric tons

Coffee	Coffee “C” cents/pound	2.48%	NYBOT	37,500 lbs

Copper(2)	Copper cents/pound	6.01%	COMEX	25,000 lbs

Corn	Corn cents/bushel	7.79%	CBOT	5,000 bushels

Cotton	Cotton cents/pound	1.54%	NYBOT	50,000 lbs

Crude Oil	Light, Sweet Crude Oil $/barrel	14.31%	NYMEX	1,000 barrels

Gold	Gold $/troy oz.	13.10%	COMEX	100 troy oz.

Heating Oil	Heating Oil cents/gallon	4.27%	NYMEX	42,000 gallons

Lean Hogs	Lean Hogs cents/pound	2.29%	CME	40,000 lbs

Live Cattle	Live Cattle	4.06%	CME	40,000 lbs
	cents/pound

Natural Gas	Henry Hub Natural Gas $/mmbtu	10.15%	NYMEX	10,000 mmbtu

Nickel	Primary Nickel $/metric ton	1.82%	LME	6 metric tons

Silver	Silver cents/troy oz.	3.66%	COMEX	5,000 troy oz.

Soybean Oil	Soybean Oil cents/pound	2.83%	CBOT	60,000 lbs

Soybeans	Soybeans cents/bushel	7.46%	CBOT	5,000 bushels

Sugar	World Sugar No. 11 cents/pound	3.02%	NYBOT	112,000 lbs

Unleaded Gasoline (RBOB)	Reformulated Blendstock for Oxygen Blending cents/gallon	3.89%	NYMEX	42,000 gallons

Wheat	Wheat	4.06%	CBOT	5,000 bushels
	cents/bushel

Zinc	Special High Grade Zinc	2.36%	LME	25 metric tons

__________

(1)	Reflects the approximate weightings as of September 29, 2011 of the nineteen commodities currently included in the Index.
(2)	The Index uses the high grade copper contract traded on the COMEX Division of the NYMEX as the Designated Contract for Copper, but uses COMEX prices for this Designated Contract and the LME copper contract volume data in determining the weighting for the Index.

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return due December 4, 2012

Commodity Groups

For purposes of applying the diversification rules discussed herein, each of the eligible Index commodities is assigned to a “Commodity Group.” The Commodity Groups, the commodities of each and the Index weighting of each Commodity Group as of September 29, 2011 are as follows:

Commodity Group	Commodities	As of September 29, 2011(1)
Agriculture	Coffee	29.18%
	Corn
	Cotton
	Soybeans
	Soybean Oil
	Sugar
	Wheat
Energy	Crude Oil	32.61%
	Heating Oil
	Natural Gas
	Unleaded Gasoline (RBOB)
Industrial Metals	Aluminum	15.10%
	Copper
	Nickel
	Zinc
Livestock	Lean Hogs	6.35%
	Live Cattle
Precious Metals	Gold	16.76%
	Silver

__________

(1)	Reflects the rounded weightings of the five Commodity Groups currently included in the Index.

Index Multipliers

The following is a list of the Index commodities included in the Index for 2011, as well as their respective Commodity Index Multipliers for 2011:

Index Commodity	2011 Commodity Dow Jones-UBS Commodity Index Multiplier
Aluminum	0.093099000

Coffee	45.546761510

Copper	78.444259540

Corn	52.221323960

Cotton	63.798985460

Crude Oil	7.383077780

Gold	0.343161340

Heating Oil	63.972755070

Lean Hogs	112.938799450

Live Cattle	141.788503900

Natural Gas	114.758628890

Nickel	0.004127320

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return due December 4, 2012

Index Commodity	2011 Commodity Dow Jones-UBS Commodity Index Multiplier
Silver	5.087993980

Soybeans	230.479584590

Soybean Oil	25.684865370

Sugar	495.475597610

Unleaded Gasoline	64.388348750

Wheat	26.293903240

Zinc	0.052274110

Index Supervisory and Advisory Committees

CME Indexes and UBS Securities have established a two-tier oversight structure comprised of a supervisory committee (the Supervisory Committee) and an advisory committee (the Advisory Committee) in order to expand the breadth of input into the decision-making process while also providing a mechanism for more rapid reaction to market disruptions and extraordinary changes in market conditions. The Supervisory Committee is comprised of three members, two of whom are appointed by UBS Securities and one of whom is appointed by CME Indexes, and will make all final decisions relating to the Index with the advice and recommendations of the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities. Both the Supervisory and Advisory Committees meet annually in June or July to consider any changes to be made to the Index for the coming year. These committees may also meet at such other times as may be necessary for purposes of their respective responsibilities in connection to the oversight of the Index.

Annual Reweighting and Rebalancing of the Index

The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings will be determined each year in June or July by the Supervisory Committee. The recalculation of the composition of the Index will be determined each year in June by UBS Securities under the supervision of the Supervisory Committee, and such determination will be reviewed by the Supervisory and Advisory Committees at their June or July meeting. Once approved by the Supervisory Committee, the new composition of the Index is announced in July or August following that meeting, and takes effect in the month of January immediately following that announcement.

Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the commodity liquidity percentage (the CLP) and production is measured by the commodity production percentage (the CPP). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic U.S. dollar value of the Designated Contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of production figures, adjusted by the historic U.S. dollar value of the Designated Contract, and dividing the result by the sum of such products for all the commodities which were designated for potential inclusion in the Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (the CIP) for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year:

▪	No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Index;
▪	No single commodity may constitute more than 15% of the Index;
▪	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index; and
▪	No single commodity in the Index (e.g., natural gas or silver) may constitute less than 2% of the Index.

Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

Following application of the diversification rules discussed above, the CIPs are incorporated into the Index by calculating the new unit weights for each Index commodity. On the fourth Business Day of the month of January following the calculation of the CIPs, the CIPs are combined with the settlement prices of all of the commodities to be included in the Index for such day to create the Commodity Index Multiplier (the CIM) for each of the commodities. These CIMs remain in effect throughout the ensuing year. As a result, the observed price percentage of each commodity included in the Index will float throughout the year until the CIMs are reset the following year based on new CIPs.

Accelerated Return Notes®	TS-11

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return due December 4, 2012

Computation of the Index

The Index is calculated by CME Indexes, in conjunction with UBS Securities, by applying the impact of the changes to the prices of the Index components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the commodities included in the Index components are multiplied by the prices for those components. These products are then summed. The daily percentage change in this sum is then applied to the prior day’s level of the Index to calculate the current level of the Index.

The following graph sets forth the monthly historical performance of the Index in the period from January 2006 through August 2011. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the Notes. On September 29, 2011, the closing level of the Index was 143.9562.

Before investing in the Notes, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

We have entered into a non-exclusive license agreement with CME Indexes and UBS Securities licensing to us and to certain of our affiliated or subsidiary companies, in exchange for a fee, the right to use the Index, which is owned and published by CME Indexes and UBS Securities, in connection with certain products, including the Notes.

The license agreement provides that the following language must be set forth in this document:

The Dow Jones-UBS Commodity IndexesSM are a joint product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC (CME Indexes), and UBS Securities LLC (UBS Securities), and have been licensed for use. Dow Jones®, DJ, Dow Jones Indexes, UBS, Dow Jones-UBS Commodity IndexSM and DJUBSSM are service marks of Dow Jones Trademark Holdings, LLC (Dow Jones) and UBS AG (UBS AG), as the case may be , have been licensed to CME Indexes and have been licensed for use by us for certain purposes.

Accelerated Return Notes®	TS-12

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return due December 4, 2012

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates to us is the licensing of certain trademarks, trade names and service marks and of the Index, which is determined, composed and calculated by CME Indexes in conjunction with UBS Securities without regard to us or the Notes. Dow Jones, UBS Securities and CME Indexes have no obligation to take our needs or the owners of the Notes into consideration in determining, composing or calculating the Index. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to Notes customers, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, UBS AG, UBS Securities, CME Group Inc. and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes. In addition, UBS AG, UBS Securities, CME Group Inc. and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-UBS Commodity IndexSM and Dow Jones-UBS Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-UBS Commodity IndexSM and Notes.

This document relates only to Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-UBS Commodity IndexSM components. Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-UBS Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates. The information in this document regarding the Dow Jones-UBS Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-UBS Commodity IndexSM components in connection with the Notes. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-UBS Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO AND NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE Notes OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG UBS SECURITIES, CME INDEXES AND US, OTHER THAN UBS AG AND THE LICENSORS OF CME INDEXES.

Accelerated Return Notes®	TS-13

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return due December 4, 2012

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the Notes, including the following:

▪	In the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Notes, we intend to treat the Notes as single financial contracts that are “open transactions” for U.S. federal income tax purposes. Accordingly, you should not be required to accrue any income during the term of the Notes.
▪	Under this characterization, generally, any gain received on the sale, exchange or redemption, or at maturity, of the Notes should be treated as a capital gain while any loss should be treated as a capital loss. This capital gain or loss should be long-term capital gain or loss if you hold the Notes for more than one year.

You should consult your tax adviser regarding the treatment of the Notes, including possible alternative characterizations.

Certain U.S. Federal Income Taxation Considerations

You should read the following discussion in conjunction with the discussion in the accompanying product supplement no. 6, prospectus supplement and the prospectus. The following discussion is based on the advice of Allen & Overy LLP and contains a general summary of the principal U.S. federal income tax consequences that may be relevant to the ownership of the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “Taxation in the United States” beginning on page PS-21 of product supplement no. 6, the prospectus supplement and the prospectus, which you should carefully review prior to investing in the Notes. Capitalized terms used and not defined herein have the meanings ascribed to them in Product Supplement no. 6 dated April 27, 2011.

General. The Notes should be treated as single financial contracts that are “open transactions” for U.S. federal income tax purposes. Due to the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Notes or instruments that are similar to the Notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the IRS) or the courts will agree with the characterization and tax treatment described herein. Accordingly, you are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the characterization and treatment of the Notes described above.

Tax Treatment Prior to Maturity. A U.S. Holder should not be required to recognize taxable income over the term of the Notes prior to maturity, other than pursuant to a sale, exchange, redemption or settlement as described below.

Sale, Exchange, Redemption or Settlement of the Notes. Upon a sale, exchange or redemption of the Notes, or upon settlement of the Notes at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or settlement and the U.S. Holder’s tax basis in the Notes sold, exchanged, redeemed or settled. A U.S. Holder’s tax basis in the Notes should equal the amount paid by the U.S. Holder to acquire the Notes. Any capital gain or loss recognized upon a sale, exchange, redemption or settlement of a Note should be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at such time.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of the above legislation to their ownership of the Notes.

In addition, under recently enacted legislation and subject to any future U.S. Treasury regulations promulgated thereunder, beginning in 2012, all payments of the proceeds of a sale, exchange or settlement of the Notes will generally be subject to information reporting and backup withholding, unless an applicable exemption applies. Further, corporations will no longer be automatically exempt from information reporting and backup withholding. Prospective investors should consult their own tax advisors concerning the application of the information reporting and backup withholding rules to their particular circumstances.

Accelerated Return Notes®	TS-14

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return due December 4, 2012

Possible New Administrative Guidance and/or Legislation. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the Notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the Notes. For example, on December 7, 2007, the IRS released a notice stating that it and the Treasury Department (Treasury) are actively considering the proper U.S. federal income tax treatment of an instrument with terms similar to some of the Notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to some of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the Notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

You should review the section entitled “Taxation in the United States” beginning on page PS-21 of product supplement no. 6, the prospectus supplement and the prospectus for a further discussion of the U.S. federal income tax considerations and consult your own tax advisers as to the tax consequences of acquiring, holding and disposing of the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

Additional Terms

You should read this terms supplement together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this terms supplement. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement no. 6 dated April 27, 2011: http://www.sec.gov/Archives/edgar/data/700978/000089109211002626/e43262_424b2.htm
▪	Prospectus supplement and prospectus dated February 4, 2010: http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 700978.

We have filed a registration statement (including a product supplement, prospectus supplement, and a prospectus) with the Securities and Exchange Commission (the SEC) for the offering to which this terms supplement relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free 1-866-500-5408.

MLPF&S classifies certain market-linked investments (the Market-Linked Investments) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

Accelerated Return Notes® and ARNs® are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Accelerated Return Notes®	TS-15